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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Apollo Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 West 57th Street
(No. and Street)

New York	NY	10019-2701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James McAuley	917-286-5678	jmcauley@apollo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

APOLLO GLOBAL SECURITIES, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

AFFIRMATION

We, Johannes Worsoe and James McAuley, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Apollo Global Securities, LLC, as of and for the year ended December 31, 2024, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Johannes Worsoe,
Chief Financial Officer

_____
James McAuley,
FINOP

Subscribed to before me this
25 the date of February 2025

_____
Notary Public

Caleigh Wozniak
Notary Public, State of New York
Reg. No. 01WO6431827
Qualified in New York County
Commission Expires April 18, 2026

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687

www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2025
We have served as the Company's auditor since 2011.

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	541,920,986
Trading Securities		21,200,702
Other assets		15,607,753
Receivables from related parties		12,502,293
Underwriting fees receivable		6,394,850
Due from clearing firm		1,998,895
TOTAL ASSETS	$	599,625,479

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to related parties	$	24,126,478
Deferred revenue, accounts payable and accrued expenses		15,615,873
TOTAL LIABILITIES		39,742,351
MEMBER'S EQUITY		559,883,128
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	599,625,479

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company" or "AGS") and a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, Inc. (the "Ultimate Parent," "Apollo," or "AGM").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, engages in underwriting on a firm commitment and best efforts basis, the resale of securities pursuant to Rule 144A under the Securities Act of 1933, participating in distributions of securities, acts as broker or dealer making inter-dealer markets in mortgage backed securities and other asset backed securities. On July 17, 2024, the Company received approval from FINRA of its Continuing Membership Application (CMA) to conduct securities trading. The Company clears all customer trades on a fully disclosed basis through the Company's clearing firm Pershing LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash at financial institutions and money market funds. At times during the year, cash balances may exceed the insured limit.

Due From Clearing Firm—The Company clears all securities transactions, other than Treasury Futures, with Pershing, LLC ("Pershing"). The Company clears all Treasury Futures with Goldman Sachs & Co LLC ("Goldman").

Receivables from brokers, dealers and clearing agencies consist of the deposits with the Company's clearing brokers to support the Company's securities trading activities. The receivables are short term in nature.

Trading securities—The Company generally classifies its investments in debt and equity securities (including Mortgage-backed securities, Asset-backed securities and U.S. Treasury futures) as trading securities.

Fair Value Measurements—The Company accounts for its investment securities at fair value under various accounting literature including the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940-320 which requires investments in securities to be

accounted for at fair value initially and subsequent to acquisition. Gains and losses are included in Income from trading activities on the Statement of Operations.

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines the fair value according to the fair value measurement provisions included in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value int three broad levels: Level 1, 2 and 3.

In general, when the Company acquires a security or other financial asset accounted for at fair value, it will include these as a component of Trading securities on the Statement of Financial Condition.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Derivative Financial Instruments—FASB ASC 815, *Derivatives and Hedging* (ASC 815), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company, has not designated any derivatives as hedges under the provisions included in ASC 815.

Derivative financial instruments are recorded at fair value and included as a component of Trading securities. See note 4 for information about the fair value hierarchy for derivatives.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from the Company's investments in interest sensitive investments. Derivatives entered into by the Company, from time to time, include U.S. Treasury Futures.

The following table presents the notional amount and fair value of derivative instruments:

| | December 31, 2024 | | |
| | | Fair Value | |
	Notional Amount	Assets	Liabilities
Derivatives			
U.S. Treasury Futures	17,304,859	$ 24,352	—
Total derivatives		$ 24,352	$ —

Other Assets—The Company reflects interest receivable, prepaid expenses and receivables from non-related parties in Other Assets on the Statement of Financial Condition.

Receivables—Underwriting fees recognized but not received are included in underwriting fees receivable on the Statement of Financial Condition. Advisory and transaction fees and shareholder servicing/distribution fees recognized but not received are included in receivables from related parties on the Statement of Financial Condition.

Payable to related parties—The Company has a netting agreement with the Parent ("Netting Agreement") whereby payables and receivables between the Parent and the Company are set-off monthly resulting in a single net receivable or payable amount.

A net receivable or payable amount is included in the receivable from related parties or payable to related parties on the Statement of Financial Condition. The Company settles its net receivable or payable with the Parent on a quarterly basis.

Pursuant to the servicing agreement between the Company and the Parent ("Servicing Agreement"), the Parent provides through related parties certain services, facilities and personnel as required for the Company to perform its broker-dealer business.

3.   RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued guidance to incrementally add disclosures for entities' reporting segments including significant segment expenses and other segment items. The new guidance was adopted by the Company on January 1, 2024, and applied prospectively. There was no financial statement impact upon adoption with the exception of additional footnote disclosures. See note 10 for the additional footnote disclosures.

4.   FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Financial instruments that are carried at fair value on a recurring basis include Trading securities.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the financial instrument and includes situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation.

Valuation Methodology for Financial Instruments Carried at Fair Value on a Recurring Basis—The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Certain over the counter ("OTC") contracts have bid and offer prices that are observable in the

market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices.

Certain instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount of unrealized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments may include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

All of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature.

The fair value of U.S. Treasury Futures of $24,352 as of December 31, 2024 are categorized as Level 1 of the fair value hierarchy. The fair values of the U.S. Treasury Futures are based on quoted prices in active markets. The fair value of the money market funds of $144,513,394 as of December 31, 2024 are categorized as Level 1 of the fair value hierarchy.

The fair value of Mortgage-backed securities of $5,169,460 as of December 31, 2024 are categorized as Level 2 of the fair value hierarchy. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach.

The fair value of Asset-backed securities of $16,006,890 as of December 31, 2024 are categorized as Level 2 of the fair value hierarchy. Broker quotes or independent pricing estimates are sometimes used to value these types of instruments. Generally, if multiple broker quotes or independent pricing estimates are available, the fair value will be classified within level 2 of the valuation hierarchy.

The Company does not hold any Level III financial instruments. There have been no transfer of assets or liabilities between fair value measurement classifications during the year ended December 31, 2024.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis for the year ended December, 31, 2024

Assets measured at fair value	Fair value hierarchy			Total Fair Value
	Level 1	Level 2	Level 3	
U.S. Treasury futures	$ 24,352	$ —	$ —	$ 24,352
Mortgage-backed securities	—	5,169,460	—	5,169,460
Asset-backed securities	—	16,006,890	—	16,006,890
Total	**$ 24,352**	**$ 21,176,350**	**$ —**	**$ 21,200,702**

5. MEMBER'S EQUITY

The Company distributed $210,000,000 to the Parent during the year ended December 31, 2024.

6. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels. Accordingly, no income tax provision has been recorded for the year ended December 31, 2024 on the Statement of Operations.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings.

On August 4, 2020, a putative class action complaint was filed in the United States District Court for the District of Nevada against PlayAGS Inc. ("PlayAGS"), all of the members of PlayAGS's board of directors (including three directors who are affiliated with Apollo), certain underwriters of PlayAGS (including Apollo Global Securities, LLC), as well as AAM, Apollo Investment Fund VIII, L.P., Apollo Gaming Holdings, L.P., and Apollo Gaming Voteco, LLC (these last four parties, together, the "Apollo Defendants"). The complaint asserted claims against all defendants arising under the Securities Act of 1933 in connection with certain secondary offerings of PlayAGS stock conducted in August 2018 and March 2019, alleging that the registration statements issued in connection with those offerings did not fully disclose certain business challenges facing PlayAGS. The complaint further asserted a control person claim under Section 20(a) of the Exchange Act against the Apollo Defendants and the director defendants (including the directors affiliated with Apollo), alleging such defendants were responsible for certain misstatements and omissions by PlayAGS about its business. On December 2, 2022, the Court dismissed all claims against the underwriters (including Apollo Global Securities, LLC) and the Apollo Defendants, but allowed a claim against PlayAGS and two of PlayAGS's executives to proceed. On February 13, 2024, the Court dismissed the entire case against all defendants, with prejudice, and instructed the clerk of the court to close the case. On March 14, 2024, plaintiffs filed a notice of appeal, which is now fully briefed. Apollo believes the claims in this action are without merit. No reasonable estimate of possible loss, if any, can be made at this time.

The Company enters into underwriting commitments. Transactions related to such commitments settled during the year and there were no commitments outstanding as of December 31, 2024.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2 percent of combined aggregate debit items computed as defined by the alternative net capital requirement rules. At December 31, 2024, the Company's net capital was $516,562,218, which exceeded the minimum requirement by $516,312,218. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA. There was one distribution payment made in 2024 totaling $210,000,000.

9. RELATED PARTY ACTIVITY

As of December 31, 2024, the Company had receivables from two related parties of $12,502,293. There are no interest charges on related party receivables.

Underwriting fees, advisory and transaction fees and shareholder servicing/distribution fees were earned by the Company in transactions with related parties of the Parent, including the portfolio companies of funds managed by such related parties. Advisory and transaction fees and shareholder servicing/ distribution fees recognized but not received are included in receivables from related parties on the Statement of Financial Condition.

In accordance with the Servicing Agreement and Netting Agreement, the Company has the right to offset receivable and payable balances with the Parent. At December 31, 2024, the Company had a net payable to the Parent of $4,987,092, included in payable to related parties in the Statement of Financial Condition.

The Company entered into a services agreement, dated February 8, 2023 (as amended), with Atlas Securitized Products, L.P. ("Atlas SP"), whereby Atlas SP provides services in support of certain of the Company's transaction mandates. In consideration for the services performed, the Company pays Atlas SP direct costs associated with the rendition of such services, including an allocable share of overhead associated with such services, together with associated third-party costs not otherwise included in allocated overhead. At December 31, 2024 the Company had a payable to Atlas SP of $19,139,387 related to the services, included in payable to related parties in the Statement of Financial Condition.

10. SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including placement of interests in private funds and partnerships, advising on merger and acquisition transactions, underwriting on a firm commitment and best efforts basis, resale of securities pursuant to Rule 144A under the Securities Act of 1933, participating in distributions of securities, acting as broker or dealer making inter-dealer markets in mortgage backed securities and other asset backed securities. The Company has identified its Chief Financial Officer ("CFO") as the chief operating decision maker ("CODM"). The measure of segment assets is reported on the balance sheet as total assets (see Statement of Financial Condition). Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operations decisions while maintaining capital adequacy, such as whether to make capital distributions or request capital contributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

11.   SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was available for issuance and determined there were no subsequent events requiring adjustment to, or disclosure in, the Statement of Financial Condition.

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